Correspondence


                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                  April 5, 2007


VIA FACSIMILIE

H. Roger Schwall, Assistant Director
Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      New Frontier Energy, Inc.
         Proxy Statement Filed February 12, 2007 (SEC File No. 0-50472)

Dear Mr. Schwall,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Amendment No. 2 to the Proxy Statement (the "Proxy Statement") that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on February 12, 2007 (SEC File No. 0-50472).

     We have included a redlined copy of the proxy statement to expedite your review. The Staff's comments are set forth below along with the Company's responses to those comments.

Schedule 14A
------------

1. We note your response to prior comment 1 and do not concur. You recently completed your last fiscal year on February 28, 2007. Therefore, you are required to comply with the executive compensation disclosure requirements, as amended. We refer you to Release No. 34-54302A, which provides that "compliance is required for any proxy of information statements filed on or after December l5, 2006 that are required to include item 402 and 404 disclosure for fiscal years ending on or after December 15, 2006." Given that you are seeking the approval of the Company's 2007 Omnibus Long Term Incentive Plan, you are required to comply with Item 8 of Schedule 14A, which requires the inclusion of
Item 402 of Regulation S-B information. In turn, Item 402 requires the inclusion of compensation information for the last two completed fiscal years. Accordingly, we reissue prior comment 1. Our analysis extends to the disclosure provided in response to prior comment 3.

     The Company has supplemented the disclosure in response to this comment to include the information required by Item 402 of Regulation S-B for the last two completed fiscal years.



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Employment Agreements, page 7
-----------------------------

2. We reissued prior comment 4 in part. Please disclose the amount of time that Mr. Laird and Mr. Bates devote to your operations.

     The Company has supplemented the disclosure in response to this comment to indicate that Messrs Laird and Bates each dedicate approximately 40 to 50 hours per week for Company business.

     The Company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                    Sincerely,

                                    SCHLUETER & ASSOCIATES P.C.

                                    /s/ David Stefanski
                                    -------------------
                                    David Stefanski

cc:   New Frontier Energy, Inc.



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